Exhibit 97.1

Natural Resources Partners L.P.

Incentive-Based Compensation Recoupment Policy

(this “Policy”)

Adopted by the Compensation, Nominating and Governance Committee of the Board of Directors (the “Committee”) of GP Natural Resource Partners LLC (“GP LLC”), the general partner of NRP (GP) LP  (the “General Partner”), the general partner of Natural Resource Partners L.P. (the “Partnership”) on August 2, 2023.

1. Recoupment. If the Partnership is required to prepare a Restatement, the Administrator (defined below) shall, unless determined to be Impracticable, take reasonably prompt action to recoup all Recoverable Compensation from any Covered Person. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy).  The Administrator may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any recovery of Recoverable Compensation tied to a Restatement and to impose such other discipline as it deems appropriate.

2. Method of Recoupment. Subject to applicable law, the Administrator may seek to recoup Recoverable Compensation by (i) requiring a Covered Person to repay such amount to the Partnership; (ii) offsetting a Covered Person’s other compensation; or (iii) such other means or combination of means as the Administrator, in its sole discretion, determines to be appropriate. To the extent that a Covered Person fails to repay all Recoverable Compensation to the Partnership as determined pursuant to this Policy, the Partnership shall take all actions reasonable and appropriate to recover such amount, subject to applicable law. The applicable Covered Person shall be required to reimburse the Partnership for any and all expenses reasonably incurred (including legal fees) by the Partnership in recovering such amount.

3. Administration of Policy.  The Committee shall have full authority to administer, amend or terminate this Policy unless the Board elects to administer the this Policy (such administrator the “Administrator”). The Administrator shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Administrator shall be final, binding and conclusive. Notwithstanding anything in this Section 3 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Partnership contemporaneously with such amendment or termination) cause the Partnership to violate any federal securities laws, rules of the U.S. Securities and Exchange Commission (the “SEC”) or the rules of any national securities exchange or national securities association on which the Partnership’s securities are then listed. The Administrator shall consult with the Partnership’s audit committee, chief financial officer and chief accounting officer, as applicable, as needed in order to properly administer and interpret any provision of this Policy.

4. Acknowledgement by Executive Officers.  The Administrator may provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided that the failure to provide such notice or obtain such acknowledgement shall not affect the applicability or enforceability of this Policy.

5.  No Indemnification.  Notwithstanding the terms of any of the Partnership’s organizational documents, any corporate policy or any contract, the Partnership shall not indemnify any Covered Person against the loss of any Recoverable Compensation.

6. Disclosures and Record Keeping.  The Partnership shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the SEC (including, without limitation, Rule 10D-1 under the Securities Exchange Act of 1934 (the “Exchange Act”)) and any applicable exchange listing standard.

7.  Governing Law. The validity, construction, and effect of this Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles.

8.  Successors. This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

9. Fraud and Misconduct. In addition, in the event of a determination by the Administrator that a Covered Executive has engaged in fraud (“Fraud”) or misconduct (including, but not limited to the violation of an applicable code of conduct or a criminal conviction) (“Misconduct”), the Administrator shall, to the extent permitted by applicable law, have the right (but not the obligation) as to such Covered Person, to cause GP LLC to require the reimbursement or forfeiture by such Covered Executive of a portion of such Covered Person’s Incentive-Based Compensation, as determined in the Administrator’s sole discretion. In determining whether or not to cause GP LLC to pursue reimbursement or forfeiture under Section 9 or this Policy, the Administrator shall not be required to cause GP LLC to seek reimbursement or forfeiture if the Administrator determines that it would not be in the best interests of GP LLC, the General Partner or the Partnership, or the Administrator determines that such reimbursement or forfeiture cannot be accomplished with reasonable efforts. In making such determinations, the Administrator may take into account all facts and circumstances that it determines to be relevant.

10.  Definitions.  In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

“Applicable Period” means the three completed fiscal years preceding the earlier of: (i) the date that the Administrator, or the officer or officers of the Partnership authorized to take such action if Administrator action is not required, concludes, or reasonably should have concluded, that the Partnership is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Partnership to prepare a Restatement. The Applicable Period shall also include any transition period (that results from a change in the Partnership’s fiscal year) of less than nine months within or immediately following the three completed fiscal years. For purposes of this Policy, the Administrator shall be deemed to have reasonably concluded that a Restatement is required on the date that the Partnership’s Audit Committee or the Partnership’s chief accounting officer, as applicable, informs the Administrator in writing that such a Restatement will be required, unless the Audit Committee informs the Administrator that an alternative date is more accurate for purposes of determining the Applicable Period.

“Covered Person” means any person who receives Recoverable Compensation.

“Executive Officer” includes the Partnership’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Partnership in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Partnership’s controlled affiliates) who performs similar policy-making functions for the Partnership.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Partnership’s financial statements (including “non-GAAP” financial measures, such as those appearing in earnings releases), and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return (“TSR”) are Financial Reporting Measures. Examples of additional Financial Reporting Measures include measures based on: revenues, net income, free cash flow, operating income, financial ratios, EBITDA, liquidity measures, return measures (such as return on assets), profitability of one or more segments, sales per square foot, same store sales, revenue per user or cost per employee.

“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable exchange listing standard, the Administrator determines that recovery of the Incentive-Based Compensation is impracticable because: (i) it has determined that the direct expense that the Partnership would pay to a third party to assist in recovering the Incentive-Based Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Incentive-Based Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of Incentive-Based Compensation would cause a tax-qualified retirement plan, under which benefits are broadly available to the Partnership’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive-Based Compensation” includes any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it  does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time.

“Received” – Incentive-Based Compensation is deemed “Received” in any Partnership fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received after October 2, 2023 by a person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Partnership had a class of securities listed on a national securities exchange or national securities association; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received.

“Restatement” means an accounting restatement of any of the Partnership’s financial statements due to the Partnership’s material noncompliance with any financial  reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement).   As of the effective date of this Policy (but subject to changes that may occur in accounting principles and rules following the effective date), a Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Partnership’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

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